LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP

VIA EDGAR

August 21, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	BlackRock International Value Trust

Securities Act File No. 2-96219

Investment Company Act File No. 811-4182

Post-Effective Amendment No. 43

Ladies and Gentlemen:

On behalf of BlackRock International Value Fund (the “Fund”), a series of BlackRock International Value Trust (the “Trust”), I hereby transmit for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 43 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A.

The Amendment is being filed pursuant to Rule 485(a)(1) under the 1933 Act in order to bring the Fund’s prospectus into compliance with the requirements of amended Form N-1A.

On or around October 28, 2009, the Trust will file a subsequent post-effective amendment pursuant to Rule 485(b) that will bring the Fund’s financial statements and other information up to date under Section 10(a)(3) of the 1933 Act.

Should members of the Staff have any questions or comments concerning the Amendment, they should call the undersigned at (212) 728-8555.

Very truly yours,

/s/ Edward Gizzi
Edward Gizzi

Enclosures

cc:	Denis Molleur

Aaron Wasserman

Maria Gattuso